FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT MARCH 31, 2009 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2009 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2009 & 2008

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO MARCH 31, 2009 & 2008

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2009 & 2008

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	188,722,147	100	170,487,014	100

s02	CURRENT ASSETS	56,511,998	30	32,816,008	19
s03	CASH AND SHORT-TERM INVESTMENTS	11,986,871	6	7,141,451	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,769,580	9	17,031,509	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,356,357	3	4,281,181	3
s06	INVENTORIES	1,886,696	1	1,697,281	1
s07	OTHER CURRENT ASSETS	20,512,494	11	2,664,586	2
s08	LONG - TERM	1,472,596	1	1,559,485	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,347,931	1	1,336,957	1
s11	OTHER INVESTMENTS	124,665	0	222,528	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	111,687,795	59	117,500,038	69
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	400,420,592	212	390,696,977	229
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	289,701,965	154	273,881,967	161
s17	CONSTRUCTIONS IN PROGRESS	969,168	1	685,028	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,328,342	1	2,403,536	1
s19	OTHER ASSETS	16,721,416	9	16,207,947	10

s20	TOTAL LIABILITIES	149,604,724	100	133,954,855	100

s21	CURRENT LIABILITIES	58,606,292	39	31,894,844	24
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	23,967,407	16	1,391,534	1
s24	STOCK MARKET LOANS	14,015,115	9	10,696,200	8
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,960,348	1	1,781,967	1
s26	OTHER CURRENT LIABILITIES	18,663,422	12	18,025,143	13
s27	LONG - TERM LIABILITIES	70,718,364	47	80,167,021	60
s28	BANK LOANS	42,875,935	29	46,248,671	35
s29	STOCK MARKET LOANS	27,842,429	19	33,918,350	25
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	394,848	0	453,446	0
s32	OTHER NON CURRENT LIABILITIES	19,885,220	13	21,439,544	16

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	39,117,423	100	36,532,159	100

s34	MINORITY INTEREST	45,569	0	42,597	0
s35	MAJORITY INTEREST	39,071,854	100	36,489,562	100
s36	CONTRIBUTED CAPITAL	9,113,733	23	9,321,899	26
s79	CAPITAL STOCK (NOMINAL)	9,113,733	23	9,321,899	26
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	29,958,121	77	27,167,663	74
s42	RETAINED EARNINGS AND CAPITAL RESERVE	29,435,644	75	26,984,298	74
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	522,477	1	183,365	1
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	11,986,871	100	7,141,451	100
s46	CASH	1,471,756	12	1,272,024	18
s47	SHORT-TERM INVESTMENTS	10,515,115	88	5,869,427	82

s07	OTHER CURRENT ASSETS	20,512,494	100	2,664,586	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	17,054,190	83	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,458,304	17	2,664,586	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,328,342	100	2,403,536	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,334,169	57	1,399,357	58
s49	GOODWILL	0	0	0	0
s51	OTHERS	994,173	43	1,004,179	42

s19	OTHER ASSETS	16,721,416	100	16,207,947	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	14,213,543	85	14,503,878	89
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,507,873	15	1,704,069	11

s21	CURRENT LIABILITIES	58,606,292	100	31,894,844	100
s52	FOREIGN CURRENCY LIABILITIES	37,268,281	64	13,570,677	43
s53	MEXICAN PESOS LIABILITIES	21,338,011	36	18,324,167	57

s26	OTHER CURRENT LIABITIES	18,663,422	100	18,025,143	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	1,365,994	8
s89	INTEREST LIABILITIES	751,460	4	910,664	5
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	10,092,549	54	7,911,606	44
s105	BENEFITS FOR EMPLOYEES	7,819,413	42	7,836,879	43

s27	LONG-TERM LIABILITIES	70,718,364	100	80,167,021	100
s59	FOREIGN CURRENCY LIABILITIES	54,318,364	77	60,036,673	75
s60	MEXICAN PESOS LIABILITIES	16,400,000	23	20,130,348	25

s31	DEFERRED LIABILITIES	394,848	100	453,446	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	394,848	100	453,446	100

s32	OTHER NON CURRENT LIABILITIES	19,885,220	100	21,439,544	100
s66	DEFERRED TAXES	15,465,005	78	16,086,426	75
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	4,420,215	22	5,353,118	25
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,113,733	100	9,321,899	100
s37	CAPITAL STOCK (NOMINAL)	79,783	1	82,511	1
s38	RESTATEMENT OF CAPITAL STOCK	9,033,950	99	9,239,388	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	29,435,644	100	26,984,298	100
s93	LEGAL RESERVE	1,880,513	6	1,880,513	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	22,795,787	77	19,529,542	72
s45	NET INCOME FOR THE YEAR	4,759,344	16	5,574,243	21

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	522,477	100	183,365	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	229,389	44	42,721	23
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	452,297	87	255,197	139
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(159,209)	(30)	(114,553)	(62)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	(2,094,294)	921,164
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	91	108
s75	EMPLOYEES (*)	9,445	10,062
s76	WORKERS (*)	44,446	45,516
s77	OUTSTANDING SHARES (*)	18,478,644,060	19,110,620,170
s78	REPURCHASE OF OWN SHARER(*)	76,409,300	249,777,300
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	30,017,414	100	31,122,030	100
r02	COST OF SALES AND SERVICES	15,447,376	51	15,761,023	51
r03	GROSS INCOME	14,570,038	49	15,361,007	49
r04	OPERATING EXPENSES	4,952,785	16	4,731,333	15
r05	OPERATING INCOME	9,617,253	32	10,629,674	34
r08	OTHER EXPENSES AND INCOMES (NET)	(249,660)	(1)	(400,932)	(1)
r06	COMPREHENSIVE FINANCING COST	(2,393,851)	(8)	(2,565,946)	(8)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(1,112)	0	10,761	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	6,972,630	23	7,673,557	25
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,212,635	7	2,100,389	7
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	4,759,995	16	5,573,168	18
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	4,759,995	16	5,573,168	18
r19	NET INCOME OF MINORITY INTEREST	651	0	(1,075)	0
r20	NET INCOME OF MAYORITY INTEREST	4,759,344	16	5,574,243	18

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	30,017,414	100	31,122,030	100
r21	DOMESTIC	28,745,693	96	30,306,393	97
r22	FOREIGN	1,271,721	4	815,637	3
r23	TRANSLATION INTO DOLLARS (***)	88,023	0	76,255	0

r08	OTHER EXPENSES AND INCOMES (NET)	(249,660)	100	(400,932)	100
r49	OTHER EXPENSES AND INCOMES (NET)	190,066	(76)	65,787	(16)
r34	EMPLOYEE PROFIT SHARING	661,755	(265)	699,064	(174)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(222,029)	89	(232,345)	58

r06	COMPREHENSIVE FINANCING COST	(2,393,851)	100	(2,565,946)	100
r24	INTEREST EXPENSE	2,033,776	(85)	2,185,261	(85)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	208,298	(9)	133,527	(5)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(568,373)	24	(514,212)	20
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,212,635	100	2,100,389	100
r32	INCOME TAX	2,645,963	120	2,738,386	130
r33	DEFERRED INCOME TAX	(433,328)	(20)	(637,997)	(30)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	30,017,414	31,122,030
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	123,000,619	128,946,318
r39	OPERATING INCOME (**)	38,730,548	42,672,194
r40	NET INCOME OF MAJORITY INTEREST (**)	19,362,037	31,836,564
r41	NET INCOME (**)	19,363,738	32,318,446
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	4,267,318	4,289,954

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	30,017,414	100	31,122,030	100
rt02	COST OF SALES AND SERVICES	15,447,376	51	15,761,023	51
rt03	GROSS INCOME	14,570,038	49	15,361,007	49
rt04	OPERATING EXPENSES	4,952,785	16	4,731,333	15
rt05	OPERATING INCOME	9,617,253	32	10,629,674	34
rt08	OTHER EXPENSES AND INCOMES (NET)	(249,660)	(1)	(400,932)	(1)
rt06	COMPREHENSIVE FINANCING COST	(2,393,851)	(8)	(2,565,946)	(8)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(1,112)	(0)	10,761	(0)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	6,972,630	23	7,673,557	25
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,212,635	7	2,100,389	7
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	4,759,995	16	5,573,168	18
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	4,759,995	16	5,573,168	18
rt19	NET INCOME OF MINORITY INTEREST	651	0	(1,075)	(0)
rt20	NET INCOME OF MAYORITY INTEREST	4,759,344	16	5,574,243	18

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	30,017,414	100	31,122,030	100
rt21	DOMESTIC	28,745,693	96	30,306,393	97
rt22	FOREIGN	1,271,721	4	815,637	3
rt23	TRANSLATION INTO DOLLARS (***)	88,023	0	76,255	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(249,660)	100	(400,932)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	190,066	(76)	65,787	(16)
rt34	EMPLOYEE PROFIT SHARING	661,755	(265)	699,064	(174)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(222,029)	89	(232,345)	58

rt06	COMPREHENSIVE FINANCING COST	(2,393,851)	100	(2,565,946)	100
rt24	INTEREST EXPENSE	2,033,776	(85)	2,185,261	(85)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	208,298	(9)	133,527	(5)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(568,373)	24	(514,212)	20
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,212,635	100	2,100,389	100
rt32	INCOME TAX	2,645,963	120	2,738,386	130
rt33	DEFERRED INCOME TAX	(433,328)	(20)	(637,997)	(30)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,267,318	4,289,954

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO MARCH 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.05		$1.67
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.05		$1.67
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$2.11		$1.91
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.10		$0.11
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	5.08	times	10.51	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	10.20	times	12.02	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	15.86%		17.91%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	49.50%		88.47%
p03	NET INCOME TO TOTAL ASSETS ( **)	10.26%		18.96%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	8.96%		6.06%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.65	Times	0.76	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.09	times	1.10	times
p08	INVENTORIES ROTATION (**)	34.04	times	39.25	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44.00	days	43.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.90%		7.85%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	79.27%		78.57%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.82	times	3.67	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	61.22%		54.95%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	63.32%		68.23%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	4.73	times	4.86	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.82	times	0.96	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.96	times	1.03	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.93	times	0.98	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.38	times	0.24	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	20.45%		22.39%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	6,972,630	7,673,557
e02	+(-) ITEMS NOT REQUIRING CASH	1,766,479	1,555,561
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	4,469,668	4,492,303
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	2,562,238	2,672,181
e05	CASH FLOWS BEFORE INCOME TAX	15,771,015	16,393,602
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(1,842,686)	(2,821,295)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	13,928,329	13,572,307
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(3,879,484)	(4,238,997)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	10,048,845	9,333,310

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(4,198,537)	(6,889,611)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	5,850,308	2,443,699
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6,136,563	4,697,752
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	11,986,871	7,141,451

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	1,766,479	1,555,561
e15	+ESTIMATES FOR THE PERIOD	4,894	5,134
e16	+PROVISIONS FOR THE PERIOD	1,754,765	1,587,152
e17	+(-) OTHER UNREALIZED ITEMS	6,820	(36,725)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	4,469,668	4,492,303
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	4,468,556	4,503,064
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	1,112	(10,761)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	2,562,238	2,672,181
e25	+ACCRUED INTERESTS	2,033,776	2,185,262
e26	+(-) OTHER ITEMS	528,462	486,919

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(1,842,686)	(2,821,295)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(819,138)	(905,604)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	27,610	493,829
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(982,035)	(344,757)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(113,181)	(1,367,207)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,745,594	2,352,136
e32	+(-) INCOME TAXES PAID OR RETURNED	(2,701,536)	(3,049,692)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(3,879,484)	(4,238,997)
e33	- PERMANENT INVESTMENT IN SHARES	28,750	(22,049)
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(4,081,919)	(4,203,829)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(1,917)	(41,741)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	175,602	28,622

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(4,198,537)	(6,889,611)
e45	+ BANK FINANCING	0	3,000,000
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(3,059,425)	(1,208,809)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(1,807,644)	(2,105,250)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(1,542,137)	(1,510,660)
e56	(-) REPURCHASE OF SHARES	(872,247)	(4,693,047)
e57	+(-) OTHER ITEMS	3,082,916	(371,845)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

First Quarter 2009

  At TELMEX, one of our main commitments is to promote broadband penetration to drive the digital culture and the technological development in the country. During the first quarter of 2009 we continued the growth trend of broadband Infinitum services (ADSL) with a gain of 512 thousand services reaching a total of 5.52 million customers. In the last 3 years, we have increased the number of broadband customers at an annual average rate of 65.7%.

  TELMEX significant investments in capacity have produced one of the most advanced networks worldwide allowing us to continue promoting broadband penetration in the country. Additionally, the company has sold almost 2 million computers in instalments for the last ten years, which has contributed to the increase of computers penetration and Mexico's dynamic broadband growth.

  In 2009, we will continue our offering of multi-service packages. They include several telecommunications services with substantial discounts of up to 42%, thereby accelerating access to broadband services and other voice services. These packages are designed to serve families and small and medium-sized business, and they have grown in recent years because of their attractive features. Similarly, companies and other major customers have plans tailored to satisfy their needs.

  At the end of the first quarter, the number of TELMEX units in service totaled 17.51 million lines, 5.52 million broadband services and 177 thousand dial-up accesses.

Estimated Telephony Market Share in Mexico - March 2009

Type of service
	Users	Market share
Mobile Telephony TELMEX Other fixed line services	78.4 million 17.5 million 3.4 million	79.0% 17.6% 3.4%
Total	99.3 million	100.0%

  In the first quarter, total revenues were 30.0 billion pesos, 3.6% lower than the same period of the previous year. These results reflected decreases of 9.0% and 8.2% in local and long distance revenues, respectively, as well as increases of 32.0% in Internet access revenues and 9.0% in corporate networks revenues.

  From January to March 2009, EBITDA (1) totaled 14.087 billion pesos, 7.0% lower than the first quarter of last year. Operating income totaled 9.617 billion pesos, 9.5% lower than last year's first quarter.

  Majority net income in the quarter totaled 4.759 billion pesos, 14.6% lower than the same period of last year. In the first quarter, earnings per share were 26 Mexican cents, a decrease of 10.3%, and earnings per ADR (2) were 36 US cents, a decrease of 33.3% compared with the same quarter of 2008.

  TELMEX's total debt at March 31, 2009 was the equivalent of 7.585 billion dollars. Only 20.5% of the total debt is exposed to exchange rate fluctuations because we have hedged 4.661 billion dollars. Total net debt (3) was equivalent to 6.748 billion dollars, 1.209 billion dollars less than March 31, 2008.

  Capital expenditures (capex) were equivalent to 224 million dollars for the first three months of the year. In the quarter, the company used 872 million pesos to repurchase 76 million 409 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Events

March 3, 2009 Ordinary Shareholders' Meeting

On March 3, 2009 the Ordinary Shareholders' Meeting resolved to increase the amount of funds that can be allocated to purchase the Company's own shares by 10 billion pesos. The amount takes into consideration, retained earnings as of December 31, 2008.

Annual Shareholders' Meetings Calling

The Board of Directors, at its meeting held on March 18, 2009, resolved to call for series "L" Special and Annual Shareholders' Meetings, to be held on April 28, 2009, in order to appoint the members of the Board of Directors pertaining to Series "L" shares and to declare a cash dividend of 0.46 Mexican pesos per outstanding share in four equal payments of 0.1150 Mexican pesos per outstanding share, resulting from the net tax profit account. Dividend payments were proposed to be made in México on June 18, 2009, on September 18, 2009, on December 17, 2009 and on March 26, 2010.

Operating Results

Lines in service and local traffic

At the end of the first quarter, the number of lines in service was 17 million 514 thousand, 75 thousand lower than December of 2008. The number of disconnections is occurring mainly as a result of competition from fixed, mobile and pay TV companies.

Of our lines in service, approximately 10.1 million are in areas that interest competitors and where they also have presence. However, 7.4 million lines are in areas that hold no interest to competitors. In the quarter, these lines generated revenues of approximately 4.699 billion pesos and an operating loss of 778 million pesos.

Local traffic volume continues to be affected mainly by customers' changing consumption habits as a result of competition from cellular telephony, local and pay TV companies. During the first quarter, local traffic decreased 9.9% compared with the same period of 2008, totaling 5.245 billion local calls.

Long distance

From January to March, domestic long distance (DLD) traffic increased 5.0% compared with last year's first quarter, totaling 4.939 billion minutes, due to more multi-service package offerings that include DLD minutes and higher traffic from long distance operators, offset by the decrease in termination traffic with cellular operators.

We consider that the effect of the world wide economic crisis and resulting decrease in the nation's industrial activity was present in the international long distance traffic volumes. In the first quarter of 2009, outgoing international long distance (ILD) traffic decreased 29.3% compared with last year's first quarter, totaling 375 million minutes. Incoming international long distance traffic decreased 6.2% compared with the same period of the previous year, totaling 1.466 billion minutes. The incoming-outgoing ratio was 3.9x.

Interconnection

In the first quarter, interconnection traffic totaled 10.670 billion minutes, 6.1% lower than the same quarter of 2008. Calling party pays traffic decreased 11.2% because of the increase of cellular services. Interconnection traffic with local, long distance and cellular telephony operators decreased 4.5%.

Internet access

At TELMEX, one of our main commitments is to promote broadband penetration to drive the digital culture and the technological development in the country. During the first quarter of 2009 we continued the growth trend of broadband Infinitum services (ADSL) with a gain of 512 thousand services reaching a total of 5.52 million customers. In the last 3 years, we have increased the number of broadband customers at an annual average rate of 65.7%.

TELMEX significant investments in capacity have produced one of the most advanced networks worldwide allowing us to continue promoting broadband penetration in the country. Additionally, the company has sold almost 2 million computers in instalments for the last ten years, which has contributed to the increase of computers penetration and Mexico's dynamic broadband growth.

In 2009, we will continue our offering of multi-service packages. They include several telecommunications services with substantial discounts of up to 42%, thereby accelerating access to broadband services and other voice services. These packages are designed to serve families and small and medium-sized business, and they have grown in recent years because of their attractive features. Similarly, companies and other major customers have plans tailored to satisfy their needs.

Financial Results

The following financial information for 2009 and 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the first quarter, revenues totaled 30.0 billion pesos, a decrease of 3.6% compared with the same period of the previous year. These results include decreases of 9.0% in local service revenues, 8.2% in long distance service revenues and 13.1% in interconnection revenues. The decrease in interconnection revenues reflected a decline of 6.7% in the average revenue of calling party pays services, partially offset by increases of 32.0% in Internet access revenues and 9.0% in corporate networks revenues.

  Local: Local revenues totaled 11.546 billion pesos in the first quarter; a decrease of 9.0% compared with the same quarter of 2008, due to a decrease of 5.5% in revenue per local billed call and to the decline in local traffic volume.

  DLD: In the quarter, DLD revenues totaled 3.716 billion pesos, 10.3% lower than the first quarter of 2008. The 5.0% increase in traffic was not enough to offset the 14.6% decrease in average revenue per minute. The introduction of packages increases the use of long distance services but reduces average revenue per minute.

  ILD: From January to March, ILD revenues totaled 2.009 billion pesos, a decrease of 4.1% compared with the same period of the previous year. Outgoing traffic revenues declined 20.0% to 1.130 billion pesos compared with the first quarter of 2008 due to the decrease in outgoing traffic of 29.3% and a 13.1% increase in the average revenue per minute. Incoming international long distance traffic revenues totaled 879 million pesos an increase of 28.7% compared with the first quarter of 2008, mainly due to the impact of the exchange rate level.

  Interconnection: In the quarter, interconnection revenues with other operators decreased 13.1% to 4.165 billion pesos compared with the first quarter of 2008, mainly due to the 11.2% decline in calling party pays traffic and the decrease of 6.7% in the calling party pays rate.

  Corporate networks: In the corporate market, we have promoted growth of VPN (Virtual Private Networks) and integrated value-added products in our product and services offering. As a result we are in a position to attract a growing proportion of customers' information technology and telecommunications expenses. These initiatives allowed corporate service revenues to total 3.270 billion pesos, an increase of 9.0% compared with the first quarter of last year.

  Internet: Revenues from Internet access in the first quarter totaled 3.836 billion pesos, 32.0% higher than last year's first quarter due to the increase of 56.2% in Internet access services, offsetting lower average revenue per unit for broadband Infinitum services.

Costs and expenses: In the first quarter, total costs and expenses were 20.400 billion pesos, at a similar level as the same period of 2008, mainly due to initiatives carried out to optimize resource use and the 9.9% decrease in the amount paid to cellular operators for calling party pays services, offset by the increase in the reserve for uncollectables, to higher commissions related to growth in broadband services charges and higher charges related to labor costs.

  Cost of sales and services: In the first quarter, cost of sales and services increased 2.7% compared with the same period of 2008, totaling 7.992 billion pesos, due to higher charges related to labor costs and for higher costs related to computer sales.

  Commercial, administrative and general: In the first three months of the year, commercial, administrative and general expenses totaled 4.953 billion pesos, 4.7% higher than last year's first quarter, mainly due to the charge in the reserve for uncollectables and higher commissions related to growth in broadband services.

  Interconnection: Interconnection costs totaled 2.985 billion pesos, a decrease of 13.8% compared with the first quarter of 2008 due to the 9.9% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 11.2% in calling party pays traffic.

  Depreciation and amortization: Depreciation and amortization totaled 4.470 billion pesos in the first quarter, 1.1% below the year earlier period, reflecting the lower level of investment in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 14.087 billion pesos in the first quarter, a decrease of 7.0% compared with the same period of last year. The EBITDA margin was 46.9%. Operating income totaled 9.617 billion pesos in the first quarter and the operating margin was 32.0%.

Financing cost: In the first quarter, financing cost produced a charge of 2.393 billion pesos. This resulted from: i) a net interest charge of 1.825 billion pesos, 11.1% less than the charge registered in the same period of 2008, mainly due to the decrease in paid interest for lower debt and the recognition of the market value of interest rate swaps; and ii) a net exchange loss of 568 million pesos from the first-quarter exchange rate devaluation of 0.7934 pesos per dollar, offset by 4.661 billion dollars in dollar-peso hedges.

Majority net income: In the first quarter, majority net income totaled 4.759 billion pesos, 14.6% lower than the same period of the previous year. Earnings per share were 26 Mexican cents, a year-over-year decrease of 10.3%, and earnings per ADR (2) were 36 US cents, a decrease of 33.3% compared with the same period of 2008.

Investments: In the first quarter, capital expenditures (capex) were the equivalent of 224 million dollars, of which 80.6% was used for growth projects in the voice, data and transport infrastructure and the rest for other projects.

Debt: Total debt at March 31 was the equivalent of 7.585 billion dollars, of which 65.1% is long-term, 35.0% has fixed rate and 82.0% is in foreign currency, equivalent to 6.217 billion dollars. To minimize risks from variations in the exchange rate, we have dollar-peso hedges for 4.661 billion dollars.

Total net debt (3) decreased during the last 12 months the equivalent of 1.209 billion dollars, reducing the total to 6.748 billion dollars. TELMEX has a solid and healthy financial structure that allows us to maintain state-of-the-art-technology and support the development of telecommunications in the country.

Repurchase of shares: During the first quarter, the company used 872 million pesos to repurchase 76 million 409 thousand of its own shares.

Mexico Local and Long Distance Accounting Separation
Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the
Commitment to present the accounting of the local and long distance services is presented below for the first quarter of 2008 and 2008.

Mexico Local Service Business
Income Statements
[ In millions of nominal Mexican pesos ]
					%
		1Q2009		1Q2008	Inc.
Revenues
Access, rent and measured service	Ps.	11.440	Ps.	12.485	(8,4)
LADA interconnection		1.351		943	43,3
Interconnection with operators		440		378	16,4
Interconnection with cellular operators		2.775		3.127	(11,3)
Other		3.689		3.636	1,5
Total		19.695		20.569	(4,2)

Costs and expenses
Cost of sales and services		5.832		5.504	6,0
Commercial, administrative and general		4.540		4.265	6,4
Interconnection		1.812		2.108	(14,0)
Depreciation and amortization		2.671		2.881	(7,3)
Total		14.855		14.758	0,7

Operating income	Ps.	4.840	Ps.	5.811	(16,7)

EBITDA (1)	Ps.	7.511	Ps.	8.692	(13,6)

EBITDA margin (%)		38,1		42,3	(4,2)
Operating margin (%)		24,6		28,3	(3,7)

Mexico Long Distance Service Business
Income Statements
[ In million of nominal Mexican pesos ]
					%
		1Q2009		1Q2008	Inc.
Revenues
Domestic long distance	Ps.	4.244	Ps.	4.818	(11,9)
International long distance		1.961	Ps.	2.148	(8,7)
Total		6.205	Ps.	6.966	(10,9)

Costs and expenses
Cost of sales and services		1.451		1.445	0,4
Commercial, administrative and general		1.347		1.279	5,3
Interconnection to the local network		1.993		1.876	6,2
Depreciation and amortization		521		541	(3,7)
Total		5.312		5.141	3,3

Operating income	Ps.	893	Ps.	1.825	(51,1)

EBITDA (1)	Ps.	1.414	Ps.	2.366	(40,2)

EBITDA margin (%)		22,8		34,0	(11,2)
Operating margin (%)		14,4		26,2	(11,8)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

QUARTER 1 YEAR 2009

(Figures in thousands of Mexican pesos)

RECOGNITION OF THE EFFECTS OF INFLATION

From January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environments in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was 15.01% and 11.56%, respectively. Therefore, during 2009 and 2008 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

BALANCE SHEET

S 23 AND S 28 BANK LOANS

In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

S 24 AND S 29 SENIOR NOTES

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due November 2008, with an annual interest of 4.5%. Interests are payable semiannually. In November 2008, the Company repaid the outstanding balance of this bond.

On January 27, 2005, TELMEX placed senior notes in an aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each. The first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4,500,000 (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

On April 23, 2007, Telmex placed domestic senior notes "Certificados Bursátiles" for Ps. 9,500,000 in two issuances, the first one for Ps. 5,000,000 with a term of 30 years at a fixed interest rate of 8.36% annual and the second one for Ps. 4,500,000 with a term of 5 years at a rate of the Mexican interbank equilibrium interest rate (tasa de interés interbancaria de equilibrio or TIIE) less 10 basis points.

On April 21, 2008, TELMEX placed domestic senior notes "Certificados Bursátiles" for Ps. 1,600,000 with a term of 10 years at an annual fixed rate of 8.27%.

S 29 SENIOR NOTES (LONG-TERM)

As of March 31, 2009 and 2008, this item rose to $ 27,842,429 and $ 33,918,350, respectively, and is comprised as follows:
	2009	2008
Domestic Senior Notes	Ps. 11,900,000	Ps. 10,700,000
Bonds	11,442,429	18,718,350
Global peso Senior Notes	Ps 4,500,000	4,500,000

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On March 3, 2009 the Annual Ordinary Shareholders' Meeting approved to increase in Ps. 10,000,000 (nominal value), the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,340,868 (nominal value).

From January through March 2009, the Company acquired 76.0 million L shares for Ps 867,360 and 0.4 million A shares for Ps. 4,887.

From January through March 2008, the Company acquired 249.5 million L shares for Ps 4,687,898 and 0.2 million A shares for Ps. 5,149.

The Company'''s repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 104 EMPLOYEES BENEFITS

This item includes the projected net assets as of March 31, 2009 and 2008 pursuant to Mexican FRS D-3 "Employees Benefits".

S 87 OTHERS

In this item there are included the inventories for telephone plant operation, which are valued by the average cost method and up to December 31, 2007 were updated based on the specific index method which is similar to its replacement value, without exceeding their market value.

S 58 OTHER CURRENT LIABILITIES

As of March 31, 2009 and 2008, this item rose to Ps. 10,092,549 and Ps. 7,911,606 respectively and is comprised as follows:
	2009	2008
Accounts payable	Ps. 7,136,121	Ps 5,906,746
Other accrued liabilities	1,219,269	953,687
Deferred credits	1,737,159	1,051,173

S 91 EMPLOYEE BENEFITS

This item includes liabilities for deferred employee profit sharing and actuarial obligations for labor termination as of March 2009 and 2008, pursuant to Mexican FRS D-3 and Bulletin D-3, respectively.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 02) by the inventories for sale (Ref. S 06), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain 2008 financial statements have been reclassified to conform the presentation used for the year 2009.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	117,534,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A. de C.V.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	120,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	793,174
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	104,051
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	233,082
TM and MS, L.L.C.	Internet portal (Prodigy MSN)	1	50.00	29,621	139,861
Eidon Software, S.A. de C.V.	Software development	39,096,742	25.00	39,097	77,763
TOTAL INVESTMENT IN ASSOCIATES				1,307,276	1,347,931
OTHER PERMANENT INVESTMENTS					124,665
T O T A L				1,307,276	1,472,596

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	11/05/01	22/04/09	2.29	0	0	0	0	0	0	7,504	0	0	0	0	0
EXPORT DEVELOPMENT C. (1)	Y	16/03/06	22/01/14	2.08	0	0	0	0	0	0	81,887	81,887	163,774	141,560	119,347	74,762
JAPAN BANK INT. COOP. (1)	Y	27/03/03	10/10/09	2.61	0	0	0	0	0	0	1,228,456	0	0	0	0	0
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/07	10/03/18	2.08	0	0	0	0	0	0	453,841	453,842	907,684	907,684	907,684	3,582,868
NATIXIS (3)	Y	28/02/86	31/03/22	2.00	0	0	0	0	0	0	17,743	10,393	28,134	28,134	28,134	146,992
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	21/02/07	22/02/10	7.06	0	1,500,000	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/08	13/06/14	1.54	0	0	0	0	0	0	0	0	0	0	0	716,585
BBV ARGENTARIA (6)	Y	12/02/08	18/02/14	0.93	0	0	0	0	0	0	0	0	0	0	0	2,876,268
BBVA BANCOMER (4)	N/A	26/02/07	26/02/10	7.10	0	1,300,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/06	30/06/10	1.39	0	0	0	0	0	0	0	0	3,582,925	0	0	0
BBVA BANCOMER (2)	Y	30/06/06	30/06/12	1.44	0	0	0	0	0	0	0	0	0	0	3,582,925	0
CITIBANK, N.A. (2)	Y	11/08/06	20/10/09	1.39	0	0	0	0	0	0	18,631,210	0	0	0	0	0
CITIBANK, N.A. (2)	Y	11/08/06	20/10/11	1.44	0	0	0	0	0	0	0	0	0	14,331,700	0	0
CITIBANK, N.A. (2)	Y	11/08/06	11/08/13	1.52	0	0	0	0	0	0	0	0	0	0	6,688,127	3,344,063
CISCO SYSTEMS (3)	Y	25/04/07	19/11/13	4.50	0	0	0	0	0	0	200,644	0	200,644	200,644	171,980	143,317
OTHER
TOTAL BANKS					0	2,800,000	0	0	0	0	20,621,285	546,122	4,883,161	15,609,722	11,498,197	10,884,855

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-4(3)	N/A	31/05/02	31/05/12	10.20	0	0	0	0	300,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/06	15/09/11	7.02	0	0	0	500,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/07	16/03/37	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/07	16/04/12	7.05	0	0	0	0	4,500,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/08	05/04/18	8.27	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 02-3 (3)	N/A	31/05/02	31/05/09	10.10	400,000	0	0	0	0	0	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/05	27/01/15	5.50	0	0	0	0	0	0	0	0	0	0	0	11,442,429
4 3/4 SENIOR NOTES (3)	Y	27/01/05	27/01/10	4.75	0	0	0	0	0	0	0	13,615,115	0	0	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/06	31/01/16	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					400,000	0	0	500,000	4,800,000	11,100,000	0	13,615,115	0	0	0	11,442,429

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)		0	0	0	18,663,422	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					18,663,422	0	0	0	0	0	0	0	0	0	0	0

TOTAL					19,063,422	2,800,000	0	500,000	4,800,000	11,100,000	20,621,285	14,161,237	4,883,161	15,609,722	11,498,197	22,327,284

Notes:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  6 months Libor rate plus margin
  3 months Libor rate plus margin
  Fixed Rate
  28 days TIIE rate plus margin
  91 days TIIE rate plus margin
  3 months JPY LIBOR plus margin

  B.- The following rates were considered:

  - Libor at 6 months in US dollars is equivalent to 1.7356 at March 31, 2009

  - Libor at 3 months in US dollars is equivalent to 1.1919 at March 31, 2009

  - TIIE at 28 days is equivalent to 7.1500 at March 31, 2009

  - TIIE at 91 days is equivalent to 7.0400 at March 31, 2009

  - Libor at 3 months in JPY is equivalent to 0.6031 at March 31, 2009

  C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

  D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	5,998248	14.33
EURO (EUR)	13,656	19.01
JAPANNESE YEN (JPY)	19,891,200	0.14

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 6

  FOREIGN EXCHANGE MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	147,657	2,116,181	0	0	2,116,181

LIABILITIES	6,171,693	88,450,859	218,801	3,135,786	91,586,645
SHORT-TERM LIABILITIES	2,598,446	37,240,153	1,963	28,128	37,268,281
LONG-TERM LIABILITIES	3,573,247	51,210,706	216,838	3,107,658	54,318,364

NET BALANCE	(6,024,036)	(86,334,678)	(218,801)	(3,135,786)	(89,470,464)

  Notes:

  Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

  At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	14.33
EURO	19.01
JAPANESE YEN	0.14

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 7

  CALCULATION AND RESULT FROM MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

  Notes:

  Not applicable

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 8

  DEBT INSTRUMENTS

  Consolidated

  Final printing

  ---
FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

  Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

  A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At March 31, 2009, the Company has complied with such restrictive covenants.

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 9

  PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

  Consolidated

  Final printing

  ---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 10

  RAW MATERIALS

  Consolidated

  Final printing

  ---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11a

  SALES DISTRIBUTION BY PRODUCT

  SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	11,545,733	0.0
LONG DISTANCE SERVICE	0	4,650,143	0.0
INTERCONNECTION	0	4,164,527	0.0
CORPORATE NETWORKS	0	3,270,388	0.0
INTERNET	0	3,759,390	0.0
OTHERS	0	1,355,512	0.0
FOREIGN SALES
NET SETTLEMENT	0	878,934	0
LONG DISTANCE SERVICE	0	196,059	0
INTERNET	0	76,118	0
OTHERS	0	120,610	0
TOTAL		30,017,414

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11b

  SALES DISTRIBUTION BY PRODUCT

  FOREIGN SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	878,934
CORPORATE NETWORKS	0	52,765
OTHERS	0	154
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	196,059
INTERNET	0	23,353
OTHERS	0	120,456
TOTAL		1,271,721

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANALYSIS OF PAID CAPITAL STOCK

  Consolidated

  Final printing

  ---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	403,659,867	0	0	403,659,867	1,743	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	9,960,388,111	0	0	9,960,388,111	43,005	0
TOTAL			18,478,644,060	0	8,114,596,082	10,364,047,978	79,783	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,478,644,060

NOTES:
The nominal value per share is $0.0043175625 MXN

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 13

  PROJECT INFORMATION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

ITEM	Thousand of Mexican Pesos
	1st. Quarter 09 Jan-Mar	% of Advance	Amount used 2009	Budget 2009	% of Advance

DATA	1,776,147	46.4	1,776,147	3,826,413	46.4
INTERNAL PLANT	206,745	58.6	206,745	352,963	58.6
NETWORKS	152,238	29.3	152,238	519,920	29.3
TRANSMISSION NETWORK	797,369	42.8	797,369	1,861,949	42.8
SYSTEMS	48,799	25.1	48,799	194,076	25.1
OTHERS	210,330	17.3	210,330	1,218,385	17.3
TELMEX USA	2,019	7.7	2,019	26,294	7.7

TOTAL INVESTMENT TELMEX MEXICO	3,193,647	39.9	3,193,647	8,000,000	39.9

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 14

  TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

  Consolidated

  Final printing

  ---

  Exchange rate variations

  Transactions in foreign currencies are recorded at the exchange rate applicable at the time of its occurrence. The assets and liabilities in foreign currencies are valued at the exchange rate of the balance sheet date. The exchange rate differences between the execution date and the payment date, as well as those arising from the conversion of balances denominated in foreign currencies at the date of the financial statements, are applied to results.

  Translation of financial statements of foreign companies

  The financial statements of subsidiaries and associated companies located abroad are consolidated or the method of participation is recognized, as appropriate, after the financial statements are translated into the Mexican financial reporting standards in the relevant local currency, and conversion to the report currency. The conversion of monetary assets and liabilities in the financial statements of our associate and subsidiary, were translated into Mexican pesos at the exchange rate prevailing at year-end, stockholders' equity accounts at the exchange rate prevailing on the date the capital contributions were made and profits were generated; revenues, costs and expenses to the historical exchange rate and the difference resulting from the conversion process is recognized in the "Effect of conversion of foreign entities" which is included in the stockholders' equity, "other items of income earned" section.

  ---

  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

  Consolidated

  Final printing

  ---

  Complementary information to TELMEX's First Quarter 2009 Report requested by Official Communication No. 151/13202/2008 dated as of November 27, 2008 issued by the Comisión Nacional Bancaria y de Valores (Banking and Securities Commission of Mexico).

  The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) has requested to Teléfonos de México, S.A.B. de C.V. ("TELMEX" or the "Company") and, we understand that also to all other issuers registered in the National Securities Registry (Registro Nacional de Valores) and whose shares are listed at the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

  Derivative Instruments

  As of March 31, 2009, the Company had cross currency swap agreements for U.S.$4,661 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2010 and 2015 for a total amount of U.S.$1,495 million and bank loans with maturity from 2009 to 2018 for a total amount of U.S.$3,166 million (with Libor interest rate plus a spread). These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of $10.6741 Mexican pesos per US dollar, as well as to set a fixed rate of 7.52% and 8.57% for the bonds, respectively, and an average interest rate of 28-day TIIE less a margin for the bank loans.

  Additionally, the Company had interest rate swaps in Mexican pesos for Ps.$23,752 million to hedge the floating rate risk in local currency fixing it at an average of 8.19%, as well as interest rate swap agreements in U.S. dollars for U.S.$100 million to hedge our floating rate U.S. dollar debt, fixing it at 4.47%.

  These transactions have been carried out based on the Company''''s policies, strategies and guidelines that are explained below.

  I. Qualitative and quantitative Information

  i. Policies for using of derivative instruments

  Objective to enter into derivative transactions and selected instruments

  With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments connecting the hedges to the contracted debt. The derivative instruments that have been selected are mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

Hedge strategies

When the market conditions are favorable, the Company''''s Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, including exchange rate and interest rate, maintaining a solid and healthy financial structure.

These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the ones provided by the financial intermediaries, also, in certain transactions the counterpart is able to act as valuation agent under the applicable documentation, when it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain established credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for its knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company''''s Chief Financial Officer.

Existence of a independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the international financial reporting standards, are discussed with the external auditors that validate the correct accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company''''s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

In the first quarter of 2009, we have recognized an accrued net credit position of Ps$4,168 million for the exchange rate hedges and an accrued net debit position of Ps.$874 million for interest rate hedges in the income statement.

Aditionally, during the quarter, we had early termination of cross currency swap agreements with a net notional amount of U.S.$805 million, with which we obtained a profit of Ps.$3,120 million that was recognized in the income statement of previous months, as the adverse variations of the exchange rate occurred. In this first quarter, there have not been any margin calls.

To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

Derivative Instruments Summary
Figures in thousands of Mexican pesos and US dollars

Type of	Purpose of	Notional Amount		Value of the Underlying Asset		Reasonable Value		Maturity	Collateral/Lines
Derivative	Hedging, Negotiation or Others	Current Quarter	Previous Quarter	Variable of Reference		Current Quarter	Previous Quarter	Amounts per year	of Credit (*)
				Current Quarter	Previous Quarter

Exchange Rate Hedges
(principal and interests)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	4,460,168	5,265,168	7.1500	8.6886	17,382,399	19,881,682	(1)
				EXCHANGE RATE	EXCHANGE RATE
				14.3317	13.5383

		USD	USD	EXCHANGE RATE	EXCHANGE RATE
Forwards	Hedging	-	-	14.3317	13.5383	-	-	(2)

Subtotal		4,460,168	5,265,168			17,382,399	19,881,682

		YEN	YEN	TIIE	TIIE
Cross Currency Swap	Hedging	19,891,200	19,891,200	7.1500	8.6886	859,385	1,031,481	(3)
				EXCHANGE RATE	EXCHANGE RATE
				0.1446	0.1501

Exchange Rate Hedges
(interests only)
		USD	USD	TIIE	TIIE
Cross Currency Coupon Swap	Hedging	350,000	350,000	7.1500	8.6886	(41,442)	(94,514)	(4)
				EXCHANGE RATE	EXCHANGE RATE
				14.3317	13.5383

Interest Rate Hedges
(floating rate to fixed rate)
		MXN	MXN	TIIE	TIIE	MXN	MXN
Interest Rate Swap	Hedging	23,752,125	23,752,125	7.1500	8.6886	(1,123,395)	(369,514)	(5)

		USD	USD	LIBOR	LIBOR
Interest Rate Swap	Hedging	100,000	100,000	1.1919	1.4250	(22,757)	(30,246)	(6)

					TOTAL	17,054,190	20,418,889

(*) Of our hedge agreements, 59.4% of the total hedged amount include margin calls when the market value exceeds the amounts of the lines of credit that we have for the amount of USD$290 millon.

  These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and with an average life of 5 years.
  This forward position matured in November 2008.
  These swaps hedge debt position in Yens, with the obligation of paying in Mexican pesos $2,000 million (equivalent to USD$201 million) at a floating rate and mature in February 2014.

(4) These swaps hedge the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and with maturities up to 2010.

  These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.19% and with an average life of 7 years.

(6) These agreements hedge debt position in US dollars at a floating rate, fixing it at an average of 4.47% and mature in August 2009.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO AV. PASEO DE LAS PALMAS No. 750 - 7TH. FLOOR, COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 56 26 37 04 52 82 82 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

CO-CHAIRMAN	LIC.	CARLOS	SLIM	DOMIT
VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL J.	VIOLA
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FIRST QUARTER 2009.